UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended October 25, 2003

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from               to

Commission file number   1-2402

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

Hormel Foods Corporation Tax Deferred Investment Plan B

B.             Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hormel Foods Corporation

1 Hormel Place

Austin, MN  55912

507-437-5611

Report of Independent Auditors

The Employee Benefits Committee

Hormel Foods Corporation

Tax Deferred Investment Plan B

We have audited the accompanying statements of net assets available for benefits of Hormel Foods Corporation Tax Deferred Investment Plan B as of October 25, 2003 and October 26, 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at October 25, 2003 and October 26, 2002, and changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of October 25, 2003 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

April 16, 2004

Hormel Foods Corporation

Tax Deferred Investment Plan B

Statements of Net Assets Available for Benefits

	October 25, 2003	October 26, 2002
Assets
Cash and cash equivalents	$28	$1,337,514
Investments	68,784,276	63,164,312
Contributions receivable from Hormel Foods Corporation	156,835	171,816
Contributions receivable from participants	472,207	508,173
Net assets available for benefits	$69,413,346	$65,181,815

See accompanying notes.

Hormel Foods Corporation

Tax Deferred Investment Plan B

Statements of Changes in Net Assets Available for Benefits

	Year Ended
	October 25, 2003	October 26, 2002
Additions:
Contributions from Hormel Foods Corporation	$204,779	$205,031
Contributions from participants	4,416,092	4,393,213
Employee rollover	57,112	43,557
Interest and dividend income	750,052	676,916
Transfer from another plan	—	1,428,934
	5,428,035	6,747,651

Deductions:
Distributions	2,648,044	2,754,445
Administrative expenses	52,694	49,423
	2,700,738	2,803,868

Net realized and unrealized appreciation in fair value of investments	1,504,234	1,072,703
Net additions	4,231,531	5,016,486
Net assets available for benefits at beginning of year	65,181,815	60,165,329
Net assets available for benefits at end of year	$69,413,346	$65,181,815

See accompanying notes.

Hormel Foods Corporation

Tax Deferred Investment Plan B

Notes to Financial Statements

October 25, 2003

1. Significant Accounting Policies

The accounting records of the Hormel Foods Corporation Tax Deferred Investment Plan B (the Plan) are maintained on the accrual basis.

Marketable securities are stated at fair value (the last reported sales price on the last business day of the year). Mutual funds are valued based on quoted market prices. For pooled separate accounts, fair value represents the net asset value of the fund shares, which is calculated based on the valuation of the funds’ underlying investments at fair value at the end of the year. The investment in insurance company general accounts is reported at contract value. The Plan’s insurance company general account contract is fully benefit responsive. Benefit responsiveness is defined as the extent to which a contract’s terms and the Plan permit or require participant-initiated withdrawals at contract value. Participant loans are valued at their outstanding balances, which approximate fair value.

All costs and expenses incurred in connection with the operation of the Plan with regard to the purchase and sale of investments and certain professional fees are paid by the Plan.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

The Plan is a contributory defined contribution plan covering nonexempt hourly employees of Hormel Foods Corporation and certain eligible subsidiaries, who have completed one year of eligibility service. A year of eligibility service would be a year beginning with the first day of employment in which an employee worked 1,000 hours or any subsequent fiscal year in which an employee works 1,000 hours.

Each employee who elects to become a member of the Plan authorizes a deduction of 1% to 50% of their compensation for each pay period. The Plan contains a diversified selection of funds, intended to satisfy the Internal Revenue Code (the Code) Section 404(c). Effective May 15, 2002, eligible employees may self-direct their Founders’ Fund Subaccount to any available investment option. Prior to this time, the Founders’ Fund could only be invested in the Hormel Stock Fund. Eligible employees receive company matching contributions according to the terms of their subscribing employer plan agreement.

Employee and employer contributions are always 100% vested in the participants’ plan account.

The employer may, at its sole discretion, discontinue contributions or terminate the Plan at any time without the consent of any participant or beneficiary subject to restrictions set by the collective bargaining agreement.

Participants may borrow from their fund accounts a minimum of $500 up to a maximum of the lesser of $50,000 or 50% of their account balance. Loan terms range from one to five years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account. Principal and interest are paid ratably through payroll deductions.

Effective October 26, 2002, the VISTA International Packaging, Inc. 401(k) Plan was merged into the Hormel Foods Corporation Tax Deferred Investment Plan A and the Hormel Foods Corporation Tax Deferred Investment Plan B.

Effective December 31, 2002, eligible employees under Diamond Crystal Brands became covered under the Plan. Assets were not merged into the Plan, but employees were given the option to rollover their investments under the previous plan.

3. Investments

Interest rates paid by the investment contracts are determined at the time of purchase. As of October 25, 2003 and October 26, 2002, the crediting interest rate on the Fixed Income Fund was 5% and 5.75%, respectively. Interest rates paid by the investment contracts are determined at the time of purchase. The average yield on the Plan’s investment contract for the years ended October 25, 2003 and October 26, 2002 was 5% and 5.75%, respectively. As of October 25, 2003, fair value of the investment contract was estimated to be approximately 97% and 95% of contract value, respectively. Fair value was estimated based upon discounting future cash flows under the contracts at current interest rates for similar investments with comparable terms.

During the years ended October 25, 2003 and October 26, 2002, the Plan’s investments (including investments bought, sold, as well as held during the year) appreciated in fair value by $1,504,234 and $1,072,703, respectively, as follows:

	2003	2002
Net appreciation (depreciation) in fair value during the year:
Nonpooled separate account	$(1,362,281)	$3,328,748
Mutual funds	405,275	(85,391)
Pooled separate accounts	2,461,240	(2,170,654)
	$1,504,234	$1,072,703

The Plan is authorized to invest up to 100% of the fair value of its net assets available for benefits in the common stock of the Company. Such investment totaled approximately 50% and 57% at October 25, 2003 and October 26, 2002, respectively.

The fair value of individual investments that represent 5% or more of the Plan’s net assets is as follows:

	October 25, 2003	October 26, 2002
Nonpooled separate accounts:
Hormel Foods Corporation common stock	$34,655,511	$37,143,108
IBT Money Market Fund	345,551	434,983
Total nonpooled separate accounts	35,001,062	37,578,091

Pooled separate account:
Massachusetts Mutual Life Insurance Company
Aggressive Growth Fund	4,113,766		*

Insurance company general accounts:
Massachusetts Mutual Life Insurance Company
Fixed Income Fund	11,623,537	10,148,606

*Investments did not equal 5% or more of the Plan’s net assets at plan year-end.

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated February 4, 2003, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

Hormel Foods Corporation

Tax Deferred Investment Plan B

EIN: 41-0319970

Plan: 051

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

October 25, 2003

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par, or Maturity Value	Current Value

Nonpooled separate accounts:
Hormel Stock Fund*	2,356,927 units	$35,001,062

Insurance company general accounts:
Massachusetts Mutual Life Insurance Company:*
Fixed Income Fund	860,279 units	11,623,537

Pooled separate accounts:
Massachusetts Mutual Life Insurance Company:*
Aggressive Growth Fund	394,484 units	4,113,766
Conservative Growth Fund	138,461 units	1,554,939
Moderate Growth Fund	216,156 units	2,383,128
MM Fundamental Value Fund	32,372 units	2,989,629
High Yield Fund	4,925 units	614,856
MM Small Core Value Fund	15,560 units	1,703,532
MM Aggressive Growth Fund	11,634 units	548,599
MM Indexed Equity Fund	2,897 units	761,026
MM Large Cap Value Fund	7,405 units	956,863
MM Core Bond Fund	425 units	548,043
Conservative Journey Fund	530 units	62,528
Total pooled separate accounts		16,236,909

Mutual funds:
Manager’s Special Equity Fund	107,482 units	1,012,005
American Funds Euro Pacific Fund	125,054 units	1,487,926
American Funds Growth R4 Fund	63,913 units	647,462
Total mutual funds		3,147,393

Promissory notes	Various notes from participants bearing interest at 6% to 11.5% due in various installments through October 2018	2,775,375
Total assets held for investment purposes at end of year		$68,784,276

*Indicates a party in interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

HORMEL FOODS CORPORATION TAX DEFERRED INVESTMENT PLAN B

Date:	April 22, 2004	By	/s/M. J. McCOY
M. J. McCOY
Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number

Description

23	Consent of Independent Auditors